UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☒	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

☐	Annual Report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended:

Commission File Number:

AURINIA PHARMACEUTICALS INC.

(Exact name of Registrant as specified in its charter)

Alberta, Canada

(Province or other jurisdiction of incorporation or organization)

2834

(Primary standard industrial classification code number (if applicable))

Not Applicable

(I.R.S. employer identification number (if applicable))

#1203-4464 Markham Street

Victoria, British Columbia

V8Z7X8

(250) 708-4272

(Address and telephone number of registrant’s principle executive offices)

CT Corporation

111 Eighth Avenue, 13th Floor

New York, New York 10011

(212) 590-9331

(Name, address (including zip code) and telephone number (including area code)

of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Common Shares, no par value	TSX Venture Exchange
Common Shares, no par value	The NASDAQ Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act. None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None

For annual reports, indicate by check mark the information filed with this form:

☐	Annual Information Form	☐	Audited Annual Financial Statements

Indicate the number of outstanding shares of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 32,354,082 Common Shares, no par value

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes  ☒            No   ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

Yes  ☐            No   ☐

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this Registration Statement on Form 40-F are forward-looking statements. Please see “Forward-Looking Information” on page 1 of the Annual Information Form, which is filed as Exhibit 99.1 to this Registration Statement on Form 40-F.

Principal Documents

The following documents are filed as part of this Registration Statement on Form 40-F:

A. Annual Information Form

For the Registrant’s Annual Information Form for the year ended December 31, 2013, see Exhibit 99.1 hereto.

B. Management’s Discussion and Analysis of Financial Condition

For the Registrant’s Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2013, see Exhibit 99.2 hereto.

C. Audited Annual Financial Statements

For the Registrant’s Audited Consolidated Financial Statements for the year ended December 31, 2013, including the Independent Auditor’s Report with respect thereto, see Exhibit 99.3 hereto.

Off-Balance Sheet Arrangements

The Registrant does not have any “off-balance sheet arrangements” (as that term is defined in paragraph 11(ii) of General Instruction B to Form 40-F) that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Tabular Disclosure of Contractual Obligations

The required disclosure is included under the heading “Contractual Obligations” in the Registrant’s Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2013, filed as Exhibit 99.2 hereto and is incorporated herein by reference.

Undertaking

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

Consent to Service of Process

The Registrant has filed a Form F-X with the Commission together with this Registration Statement on Form 40-F.

Signatures

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized on April 16, 2014.

AURINIA PHARMACEUTICALS INC.

By:	/s/ Dennis Bourgeault
Name:	Dennis Bourgeault
Title:	Chief Financial Officer

EXHIBIT INDEX

EXHIBIT NO.	DOCUMENT

99.1	Annual Information Form for the year ended December 31, 2013.

99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2013.

99.2	Audited Consolidated Financial Statements for the year ended December 31, 2013 together with the Independent Auditor’s Report thereon.

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